July 20, 2015

VIA EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Attn:	Ms. Pamela Long Assistant Director

Re:	Hennessy Capital Acquisition Corp. II Registration Statement on Form S-1 Filed June 22, 2015, as amended File No. 333-205152

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several Underwriters, hereby joins in the request of Hennessy Capital Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Wednesday, July 22, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 1,235 copies of the Preliminary Prospectus dated July 14, 2015 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,
UBS SECURITIES LLC
CANTOR FITZGERALD & CO.
As Representatives of the Several Underwriters

UBS SECURITIES LLC

By:	/s/ Christopher J. Zaki
Name: Christopher J. Zaki
Title: Executive Director

By:	/s/ Manuel Sobrino
Name: Manuel Sobrino
Title: Director

CANTOR FITZGERALD & CO.

By:	/s/ James Bond
Name: James Bond
Title: Chief Operating Officer